SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 6-K

                  REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
                RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE
                                   ACT OF 1934

                           FOR THE MONTH OF JULY 2002

                         (Commission File No. 001-14489)

                  TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.
                  --------------------------------------------
             (Exact name of registrant as specified in its charter)

                   TELE CENTRO OESTE CELLULAR HOLDING COMPANY
                   ------------------------------------------
                  (Translation of registrant's name in English)

           SCS-QUADRA 2, BLOCO C, EDIFICIO ANEXO-TELEBRASILIA CELULAR
           ----------------------------------------------------------
                            -7 ANDAR, BRASILIA, D.F.
                            ------------------------
                          FEDERATIVE REPUBLIC OF BRAZIL
                          -----------------------------
                    (Address of Principal Executive Offices)


        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                            Form 20-F X    Form 40-F
                                     ---             ---

                (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the
                 Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.)

                                  Yes      No X
                                      ---    ---

                                                                          [LOGO]

                                                          BRASILIA, JULY 5, 2002


INVESTOR RELATIONS:                                                WEB SITE
ARTHUR FONSECA - ARTHUR.FONSECA@TCO.NET.BR                 HTTP://WWW.TCO.NET.BR


               PRELIMINARY PERFORMANCE INDICATORS AT JULY 30, 2002


                       FINANCIAL AND OPERATING PERFORMANCE

--------------------------------------------------------------------------------
CONSOLIDATED DATA (R$ THOUSANDS)                  2Q02*       1Q02       2Q01
--------------------------------------------------------------------------------
Net Service Operating Revenue                     324,447     294,543    259,371
Net Merchandise Operating Revenue                  59,298      33,114     45,023
Realized Investments                               34,466      41,088     28,078
--------------------------------------------------------------------------------
* Non-audited


--------------------------------------------------------------------------------
TCO (AREA 7) - OPERATING DATA                     2Q02        1Q02       2Q01
--------------------------------------------------------------------------------
CLIENTS                                         2,216,507   2,081,882  1,728,202
   Post-paid                                      624,894     589,366    551,304
   Pre-paid                                     1,574,901   1,475,788  1,160,177
   Rural                                           16,712      16,728     16,721
ESTIMATED MARKET SHARE (%)                           76,0        76,4       77,9
Municipalities served                                 295         285        259
WORKFORCE                                           2,343       2,414      2,376
Radio Base Stations                                   663         653        618
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
NBT (AREA 8) - OPERATING DATA                     2Q02        1Q02       2Q01
--------------------------------------------------------------------------------
CLIENTS                                           500,666     451,390    341,828
   Post-paid                                      123,366     111,051    114,374
   Pre-paid                                       377,300     340,339    227,454
ESTIMATED MARKET SHARE (%)                           35,5        33,3       29,3
Municipalities Served                                  91          86         61
WORKFORCE                                             456         476        667
Radio Base Stations                                   149         146        121
--------------------------------------------------------------------------------

TCO ALSO INFORMS:

1. Our client base has significantly increased. TCO's client base increased by 6.5% in the second quarter and NBT's increased by 10.9%. NBT BECAME THE 1ST AND ONLY BAND B COMPANY TO MAKE A PROFIT, REACHING 500,000 SUBSCRIBERS IN LESS THAN 3 YEARS OF OPERATION.

2. TCO Celular strictly follows its investment plan and has been ahead of its contractual requirements in offering services, while also generating cash surplus.

3. It is important to mention that the results obtained by TCO Celular have caused the company to be granted several major awards in the Brazilian telecommunications sector. In the first months of 2002, TCO was awarded the following honors:

      o REVISTA EXAME - "The Best & The Biggest" - THE BEST COMPANY IN THE TELECOMMUNICATIONS AREA, THROUGH ITS SUBSIDIARY COMPANY TCO CELULAR - GOIAS;

      o  TOP  SOCIAL -  "Hunger-Free  Christmas"  and  "Your  School at 2000 Per
         Hour";

      o  REVISTA INFO EXAME - 1st prize in B2B in the telecommunications sector;

      o  REVISTA   FORBES   BRASIL   -  TCO   Celular   -  1st   prize   in  the
         telecommunications sector and 6th place among the 200 best Brazilian companies in 2001 on the Platinum List;

      o ANUARIO TELECOM - COMPANY OF THE YEAR IN THE TELECOMMUNICATIONS SECTOR, and Outstanding Company of the Year in the wireless cellular carriers segment.

4. The Splice Group, through Fixcel S.A., has refinanced its commercial papers by issuing R$500 million non-convertible private debentures with maturity dates set for 360 (three hundred and sixty) days. The debentures were issued based on a yield consonant with the current market rates and have the floating guarantee of Fixcel S.A.'s assets and collateral by Splice do Brasil Telecomunicacoes e Eletronica S.A. Among other assets, Fixcel S.A., holds BID S.A.'s capital stock, the direct controller of TCO, whose market value exceeds the issue price.

5. TCO Celular's Board of Directors has approved the acquisition by the company of R$470 million in debentures issued by Fixcel S.A., in the form established under Article 17 sub-item XIV of its bylaws.

6. TCO will publish its quarterly financial information on August 14, 2002, prior to the opening of the stock exchange.

THIS RELEASE CONTAINS FORWARD-LOOKING STATEMENTS. STATEMENTS THAT ARE NOT STATEMENTS OF HISTORICAL FACT, INCLUDING STATEMENTS ABOUT THE BELIEFS AND EXPECTATIONS OF THE COMPANY'S MANAGEMENT, ARE FORWARD-LOOKING STATEMENTS. THE WORDS "ANTICIPATES," "BELIEVES," "ESTIMATES," "EXPECTS," "FORECASTS," "INTENDS," "PLANS," "PREDICTS," "PROJECTS" AND "TARGETS" AND SIMILAR WORDS ARE INTENDED TO IDENTIFY THESE STATEMENTS, WHICH NECESSARILY INVOLVE KNOWN AND UNKNOWN RISKS AND UNCERTAINTIES. ACCORDINGLY, THE ACTUAL RESULTS OF OPERATIONS OF THE COMPANY MAY BE DIFFERENT FROM THE COMPANY'S CURRENT EXPECTATIONS, AND THE READER SHOULD NOT PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS. FORWARD-LOOKING STATEMENTS SPEAK ONLY AS OF THE DATE THEY ARE MADE, AND THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO UPDATE THEM IN LIGHT OF NEW INFORMATION OR FUTURE DEVELOPMENTS.

                                    SIGNATURE

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                      Tele Centro Oeste Cellular Holding Company


Date: July 8, 2002                By:     /S/ MARIO CESAR PEREIRA DE ARAUJO
                                      ------------------------------------------
                                      Name:  Mario Cesar Pereira de Araujo
                                      Title: President